Points Partners With Emirates Skywards To Offer Members More
Emirates’ Loyalty Programme leverages Points’ Loyalty Commerce Platform To Offer
Emirates Skywards Members More Engagement Opportunities

TORONTO, April 24, 2018 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that it has launched a long-term partnership with Emirates Skywards, the loyalty programme of Emirates Airline. This partnership gives Emirates Skywards members a new way to Buy, Gift, Transfer and Reinstate Skywards miles.

By leveraging Points’ Loyalty Commerce Platform services, Emirates Skywards members will be enabled to get more out of their participation by easily buying, gifting or transferring up to 100,000 miles per year or reinstating expired miles. The partnership is ultimately providing Emirates Skywards members more flexibility in managing their miles.

"We constantly look at all avenues to enhance the Emirates Skywards programme and deliver greater value to our global membership base,” said Dr Nejib Ben Kheder, Senior Vice President, Emirates Skywards. “We are pleased to be working with Points to offer our members more flexibility in how they seamlessly Buy, Gift or Transfer Skywards Miles. Members can delight themselves or their loved ones with faster access to a wide choice of flights, travel and lifestyle reward experiences that Skywards offers.”

“We are excited to team up with Emirates Skywards to help enhance the loyalty programme of the world’s largest international airline ,” said Rob MacLean, CEO of Points. “Through this partnership, Emirates Skywards’ 20 million members will be empowered to do more with their miles. We look forward to leveraging our platform to power new features and offer more flexibility to members.”

With its leading Loyalty Commerce Platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services to drive increased revenue and member engagement in loyalty programs. Points leverages its platform to efficiently deliver great services, including the Buy, Gift and Transfer functionality, to more than 50 loyalty program partners worldwide.

For more about Points’ Loyalty Commerce Platform, visit www.points.com.

About Points International

Points, (TSX: PTS) (Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

About Emirates Skywards

Emirates Skywards, the award-winning loyalty programme of Emirates, offers four tiers of membership - Blue, Silver, Gold and Platinum - with each membership tier providing exclusive privileges. Emirates Skywards members earn Skywards Miles when they fly on Emirates or partner airlines, or when they use the programme’s designated hotels, car rentals, financial, leisure and lifestyle partners. Skywards Miles can be redeemed for an extensive range of rewards, including tickets on Emirates and other Emirates Skywards partner airlines, flight upgrades, hotel accommodation, excursions and exclusive shopping. Visit Emirates Skywards online at: www.emirates.com/skywards

CONTACT
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
+1 649-539-1310